UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 15, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

National Collegiate Student Loan Trust 2007-1

File No. 333-113336-06 - CF#22282

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National Collegiate Student Loan Trust 2007-1 submitted an application under Rule 24b-2 requesting confidential treatment for the information it excluded from the Exhibits to a Form 8-K filed March 14, 2007.

Based on representations by National Collegiate Student Loan Trust 2007-1 that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.6	through April 25, 2012
Exhibit 99.10	through April 25, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support